UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37750

YINTECH INVESTMENT HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

3rd Floor, Lujiazui Investment Tower
No.360 Pudian Road,
Pudong New Area, Shanghai, 200125
People’s Republic of China
Tel: +86 (21) 2028 8020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value US$0.00001 per share

American Depositary Shares, each representing twenty Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  one

Pursuant to the requirements of the Securities Exchange Act of 1934, Yintech Investment Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Yintech Investment Holdings Limited

Date:	November 30, 2020	By:	/s/ Wenbin Chen
		Name:	Wenbin Chen
		Title:	Director